SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               SUITE 101.COM, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                   865073 10 0
                                 (CUSIP Number)

                                   PATTI PRICE
                           SUITE 200, 630- 4AVENUE SW
                                CALGARY, ALBERTA
                                 CANADA T2P 0J9
                                 (403) 777-9252

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 AUGUST 29, 2003
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 865073 10 0

         1.       Names of Reporting Persons

         I.R.S. Identification Nos. of Above Persons (entities only):
                Jean Paul Roy (I.R.S. Identification Nos. of person not required).

2.       Check the Appropriate Box if a Member of a Group (See Instructions)
         (a) [ ]
         (b) [X]

3.       SEC Use Only

4.       Source of Funds (See Instructions):
         OO

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): [ ]

6.       Citizenship or Place of Organization:
         Canadian

Number of              7.  Sole Voting Power:                34,000,000
Shares
Beneficially           8.  Shared Voting Power: 0
Owned   by
Each                   9.  Sole Dispositive Power:           34,000,000
Reporting
Person                 10. Shared Dispositive Power: 0
With

11.      Aggregate Amount Beneficially Owned by Each Reporting Person:
         34,000,000

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]

13.      Percent of Class Represented by Amount in Row (11): 69.3%

14.      Type of Reporting Person (See Instructions):
         IN

ITEM 1.   SECURITY AND ISSUER.

The class of equity securities to which this Statement relates is shares of common stock, par value $.001 per share (the "Shares"), of Suite101.com, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at Suite 200, 630 - 4 Avenue SW, Calgary, Alberta, Canada T2P 0J9.

ITEM 2.   IDENTITY AND BACKGROUND.

This Statement is being filed by Jean Paul Roy ("Roy"). Roy is a citizen of Canada and a resident of Guatemala with a residence address at 6A Calle 6-19, Zone 7, Guatemala, City, Guatemala and a business address at Suite 200, 630 - 4 Avenue SW, Calgary, Alberta, Canada T2P 0J9.

Roy is a director, President and CEO of the Issuer as well as it's wholly owned-subsidiary, GeoGlobal Resources (India) Inc. ("GGR") of Barbados, West Indies. GGR has a registered office at c/o DGM Bank & Trust Inc., Chancery House, High Street, Bridgetown, Barbados W.I.

Roy has not, during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On April 4, 2003 Roy entered into a Stock Purchase Agreement with the Issuer whereby the Issuer agreed to acquire from Roy all the outstanding shares of GeoGlobal in exchange for 34.0 million shares of the Issuer's Common Stock. Roy was the sole shareholder of GeoGlobal. The closing of the sale and purchase of the GeoGlobal shares in exchange for the Issuer's shares was held on August 29, 2003. Of the 34.0 million shares, 14.5 million shares were issued and delivered to Roy at the closing of the transaction and an aggregate of 19.5 million shares are to be held in escrow by an agent. The terms of the escrow provide for the release of the shares to Roy upon the occurrence of certain developments relating to the outcome of oil and natural gas exploration and development activities to be conducted on the exploration block off the east coast of India. In addition to the Issuer's shares of Common Stock, the Issuer delivered to Roy a $2.0 million promissory note, of which $500,000 of the note was paid at the closing and the balance is payable $500,000 on October 15, 2003, $500,000 on January 15, 2004 and $500,000 on June 30, 2004. The note is to be secured by the capital stock of GeoGlobal. The note does not accrue interest. The terms of the transaction provide that Roy is to have the right to vote all
34.0 million shares following the closing, including the shares during the period they are held in escrow.

         As of the closing, the only material assets of GeoGlobal were its rights under a Production Sharing Contract entered into on March 4, 2003 with the Government of India, Gujaiat State Petroleum Corporation Limited ("GSPC") and Jubilant Enpro Limited ("Enpro") with respect to an approximately 457,000 acre area off the east coast of India, designated as Block KG - OSN - 2001/3 under National Exploration Licensing Policy III. Under the Production Sharing Contract, the Government of India has granted to the parties the right to engage in oil and natural gas exploration activities on the exploration block for a term of years.

ITEM 4.   PURPOSE OF TRANSACTION.

Roy acquired the securities referenced herein for investment purposes.

As of the date hereof, except as described herein, Roy does not have any plans or proposals which relate to or would result in (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries;
(c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's Certificate of Incorporation or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

         On the closing under the Stock Purchase Agreement, Roy and Allan J. Kent were elected Directors of the Issuer as Directors and Mitchell G. Blumberg and Douglas F. Loblaw, resigned. Roy was elected President and CEO and Mr. Kent was elected Executive Vice President and Chief Financial Officer. The election of Messrs. Roy and Kent as Directors and officers of the Issuer were conditions to the closing of the transaction. Except for the foregoing, there are no plans or proposals of Roy that would result in any change in the present Board of Directors or management of the Issuer.

         The Stock Purchase Agreement provides that, subject to Board of Directors' approval, subsequent to the closing under the Stock Purchase Agreement, the Issuer proposes to make an offering of shares of its Common Stock not registered under the U.S. Securities Act of 1933, as amended, with the amount of shares offered intended to raise a minimum of $4.0 million. The intended purpose of the offering is to raise additional working capital for the Issuer. The securities intended to be offered will not be and have not been registered under the Securities Act and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

(a) As of the date hereof, Roy is the record and beneficial owner of 34,000,000 shares of Common Stock. This number represents 69.3% of the issued and outstanding shares of Common Stock, based on 49,053,355 shares issued and outstanding as of September 9, 2003.

(b) Roy has the sole power to vote or to direct the vote of the Shares held by him and, subject to compliance with applicable securities laws and the terms of the Stock Purchase Agreement, has the sole power to dispose or to direct the disposition of the Shares held by him.

(c) There were no transactions during the past 60 days.

(d) Not applicable

(e) Not applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Except as hereinafter described, no contracts, arrangements, understandings or relationships (legal or otherwise) exist among the persons named in Item 2 hereof or between such persons and any other person with respect to any securities of the Issuer.

         The Stock Purchase Agreement provides that during the period commencing with the closing until the earlier of the date commercial production, as defined, commences under the Production Sharing Contract described above or the termination of the Production Sharing Contract, none of Roy, GeoGlobal or the Issuer will take any action, referred to as Prohibited Actions, that will have the effect of in any way amending, altering, accelerating or delaying the provisions of the Stock Purchase Agreement and the delivery to Roy or the return to the Issuer of its shares from the escrow provided for in the Stock Purchase Agreement which actions are materially adverse to the interests of those shares of stock of the Issuer that were outstanding immediately prior to the closing, including those shares as held by transferees of those shares. Prohibited Actions include, among other things, entering into any written or oral amendment of, or giving, seeking or agreeing to any waiver, consent or other accommodation, formally or informally, written or oral, including by any failure to take any action, under the Stock Purchase Agreement, the escrow agreement, and, for a period of one (1) year after the closing, the Production Sharing Contract described below. Roy also has agreed to such restrictions in his capacity as a stockholder of the Issuer. Notwithstanding these prohibitions, a Prohibited Action may be taken subject to receiving the prior approval of a majority of the shares of Common Stock of the Issuer outstanding prior to the closing at a meeting of stockholders. The shares held by Roy are to be present at such a meeting, for purposes of establishing a quorum, but will not be voted at the meeting. Any shares Roy is permitted to transfer subsequent to the closing pursuant to the provisions of Rule 144 may be transferred free of the restrictions described above. Other transferees of Roy, subsequent to the closing, must agree to the foregoing restrictions.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

                  (1) Stock Purchase Agreement dated April 14, 2003.

                  (2) Amendment to Stock Purchase Agreement dated August 29,
2003.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:    September 9, 2003

/s/ Jean Paul Roy
-----------------------------------
Jean Paul Roy